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                          SECURITIES AND EXCHANGE COMMISSION
                                   WASHINGTON, D.C.

                                       FORM 8-A

                  FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                       PURSUANT TO SECTION 12(b) OR (g) OF THE
                           SECURITIES EXCHANGE ACT OF 1934


                               HAWKER PACIFIC AEROSPACE
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                (Exact Name of Registrant as Specified in its Charter)


                  California                             95-3528840
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           (State of Incorporation                    (I.R.S. Employer
                or Organization)                     Identification No.)


                 11240 Sherman Way
              Sun Valley, California                         91352
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     (Address of Principal Executive Offices)              (Zip Code)



          Securities to be Registered Pursuant to Section 12(b) of the Act:

             Title of Each Class              Name of Each Exchange on Which
             to be so Registered              Each Class is to be Registered
             -------------------           ------------------------------------

  ------------------------------------    -------------------------------------


  ------------------------------------    -------------------------------------

          Securities to be Registered Pursuant to Section 12(g) of the Act:


                           Preferred Share Purchase Rights
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                                   (Title of Class)

  -----------------------------------------------------------------------------
                                   (Title of Class)

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ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     On February 25, 1999, the Board of Directors of Hawker Pacific Aerospace (the "Corporation") declared a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of Common Stock, without par value (the "Common Shares"), of the Corporation. The dividend is payable to the shareholders of record on March 25, 1999 (the "Record Date"), and with respect to Common Shares issued thereafter until the Distribution Date (as defined below) and, in certain circumstances, with respect to Common Stock issued after the Distribution Date. Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Corporation one one-hundredth of a share of Series B Junior Participating Preferred Stock, without par value (the "Preferred Shares"), of the Corporation at a price of $15 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Corporation and U.S. Stock Transfer Corporation, as Rights Agent (the "Rights Agent") dated as of March 10, 1999.

     Initially, the Rights will be attached to all certificates representing Common Shares then outstanding, and no separate Right Certificates will be distributed. The Rights will separate from the Common Shares upon the earliest to occur of (i) ten days after a person or group of affiliated or associated persons has acquired beneficial ownership of 20% or more of the outstanding Common Shares (except pursuant to a Permitted Offer, as hereinafter defined); or (ii) 10 Business Days (as defined in the Rights Agreement) (or such later date as the Board may determine) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person (as hereinafter defined) (the earliest of such dates being called the "Distribution Date"). A person or group whose acquisition of Common Shares causes a Distribution Date pursuant to clause
(i) above is an "Acquiring Person." The date that a person or group becomes an Acquiring Person is the "Shares Acquisition Date."

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred solely with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuances of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even if such notation or a copy of this Summary of Rights is not attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of

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record of the Common Shares as of the close of business on the Distribution
Date (and to each initial record holder of certain Common Shares issued after the Distribution Date), and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on March 25, 2009, unless earlier redeemed by the Corporation as described below.

     In the event that any person becomes an Acquiring Person (except pursuant to a tender or exchange offer which is for all outstanding Common Shares at a price and on terms which a majority of members of the Board of Directors (who are not also officers of the Corporation or an Acquiring Person or affiliate or associate thereof) determines to be adequate and in the best interests of the Corporation and its shareholders, other than such Acquiring Person, its affiliates and associates (a "Permitted Offer"), each holder of a Right will thereafter have the right (the "Flip-In Right") to receive upon exercise, one one-hundredths of a share of Preferred Shares having a market value (immediately before such triggering event) equal to two times the exercise price of the Right. At such time, all Rights that are beneficially owned by the Acquiring Person or any affiliate, associate or transferee thereof will be null and void.

     In the event that, at any time following the Shares Acquisition Date,
(i) the Corporation is acquired in a merger or other business combination transaction in which the holders of all of the outstanding Common Shares immediately before the consummation of the transaction are not the holders of all of the surviving corporation's voting power, or (ii) more than 50% of the Corporation's assets or earning power are sold or transferred, in either case with or to an Acquiring Person or any affiliate or associate or any other person in which such Acquiring Person, affiliate or associate has an interest or any person acting on behalf of or in concert with such Acquiring Person, affiliate or associate, or, if in such transaction all holders of Common Shares are not treated alike, then each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right (the "Flip-Over Right") to receive, upon exercise, common shares of the acquiring company having a value equal to two times the exercise price of the Right. The holder of a Right will continue to have the Flip-Over Right only to the extent that the Flip-In Right has not previously been exercised.

     The Purchase Price payable and the number of Preferred Shares, Common Shares or other securities issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price (or conversion price as the case may be),

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less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, before the Distribution Date.

     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but, if greater, will be entitled to an aggregate dividend per share of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share; thereafter, and after the holders of the Common Shares receive a liquidation payment of $1.00 per share, the holders of the Preferred Shares and the holders of the Common Shares will share the remaining assets in the ratio of 1 to 1 (as adjusted) for each Preferred Share and Common Share so held, respectively. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

     With certain exceptions, no adjustment to the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are one one-hundredth or integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Corporation, be evidenced by depository receipts) and in lieu thereof, a payment in cash will be made based on the market price of the Preferred Shares on the last Trading Day (as defined in the Rights Agreement) before the date of exercise.

     At any time before the earlier to occur of (i) a person becoming an Acquiring Person, (ii) the expiration of the Rights, or (iii) in certain circumstances, after the Shares Acquisition Date, the Corporation may redeem all but not less than all of the Rights at a price of $.0001 per Right (the "Redemption Price") which redemption shall be effective upon the action of the Board of Directors.

     All of the provisions of the Rights Agreement may be amended by the Board of Directors of the Corporation before the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes which do not

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adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or, subject to certain limitations, to shorten or lengthen any time period under the Rights Agreement.

     The Rights Agreement is attached hereto as an exhibit and incorporated herein by reference. The foregoing description of the Rights is qualified by reference to such exhibit.



ITEM 2.   EXHIBITS.
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

     3.1  Amended and Restated Articles of Incorporation of the Corporation.
          (1)

     3.2  Amended and Restated Bylaws of the Corporation.  (1)

     3.3  Certificate of Amendment to the Amended and Restated Articles of
          Incorporation of the Company.  (1)

     4.0 Rights Agreement dated as of March 10, 1999 between the Corporation and U.S. Stock Transfer Corporation.


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     (1)  Previously filed as exhibit to the Company's Registration Statement
          Form S-1, as amended (Registration No. 333-40295, and incorporated herein by reference.





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                                      SIGNATURES




     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  March 15, 1999                    HAWKER PACIFIC AEROSPACE
                                               (Registrant)



                                         By:  /s/ David L. Lokken
                                             ----------------------------------
                                             David L. Lokken
                                             President, Chief Executive Officer














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